                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                       CADMUS COMMUNICATIONS CORPORATION.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE

                         (Title of Class of Securities)


                                   127587103
                               ----------------
                                (CUSIP NUMBER)

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                   Attention:  Christopher G. Karras, Esquire
                                 (215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 1, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 127587103                                    PAGE  OF  PAGES
-----------------------                                  ---------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Purico (IOM) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Isle of Man
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          929,268
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          929,268
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      929,268
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.84%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 127587103                                    PAGE   OF   PAGES
-----------------------                                  ---------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clary Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Isle of Man
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          929,268
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          929,268
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      929,268
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.84%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 127587103                                    PAGE  OF  PAGES
-----------------------                                  ---------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nathu Ram Puri
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indian
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,058,333
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,058,333
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,058,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.49%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D


ITEM 1    SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is the common stock, par value $.50 per share (the "Common Stock"), of Cadmus Communications Corporation, a business corporation incorporated under the laws of the Commonwealth of Virginia (the "Company"), which has its principal executive offices at 6620 West Broad Street, Suite 500, Richmond, Virginia 23230.

ITEM 2.  IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Purico (IOM) Limited, a business corporation incorporated under the laws of the Isle of Man ("Purico"), Clary Limited, a business corporation incorporated under the laws of the Isle of man ("Clary"), and Nathu Ram Puri, an individual (collectively, the "Purico Group").

          Purico, which has its principal executive office and principal business address at Analyst House, 20-26 Peel Road, Douglas, Isle of Man 1M99 IAP, is a company organized in the Isle of Man and is a wholly owned subsidiary of Clary. Its principal business is to invest in equity or equity-related securities of companies. The name, business address, present principal occupation and citizenship of each executive officer and director of Purico and of the sole stockholder of Purico are set forth on Annex A hereto.

          Clary, which has its principal executive office and principal business address at Analyst House, 20-26 Peel Road, Douglas, Isle of Man 1M99 IAP, is a company organized in the Isle of Man. Its principal business is to invest in equity or equity-related securities of companies. The name, business address, present principal occupation and citizenship of each executive officer and director of Clary and of the stockholders of Clary are set forth on Annex B hereto.

          Nathu R. Puri, whose principal business address is at Environment House, 6 Union Road, Nottingham NG3 1FH, England, is a citizen of India. Mr. Puri's principal occupation is an executive at Melton Medes Limited. Mr. Puri owns of record approximately 88% of the equity securities of Clary. Mr. Puri also owns of record approximately 88% of the equity securities of Melham Holdings Limited, a business corporation incorporated under the laws of the United Kingdom, which wholly owns Melham Limited, a business corporation incorporated under the laws of the United Kingdom, which wholly owns Melham U.S. Inc., a business corporation incorporated under the laws of the State of Delaware ("Melham").

          During the last five years, none of the Purico Group, nor, to the respective best knowledge of each member of the Purico Group, any of the persons set forth on Annexes A or B hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Purico has entered into a Stock Purchase Agreement, dated as of April 1, 1999 (the "Stock Purchase Agreement"), among Purico, Melham, the Company and Paul F. Mack. Pursuant to the Stock Purchase Agreement, Purico, Melham and Mr. Mack sold to the Company, and the Company received all of the outstanding capital stock of Melham Holdings Inc., a Delaware corporation, from Purico, Melham and Mr. Mack in exchange for cash consideration, debt consideration and 929,268 Common Shares to Purico, for cash consideration, debt consideration and 129,065 Common Shares to Melham, for cash consideration, debt consideration and 103,252 Common Shares to Mr. Mack.

          The source of funds for the purchases of Common Stock on April 1, 1999 (the "Closing Date") by Purico and Melham will be the purchase of Melham Holdings Inc. by the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

          Purico and Melham intend to acquire the Common Stock as an investment. Their investment will be subject to the terms of the Stock Purchase Agreement, which is attached hereto as an exhibit and incorporated herein by reference. Certain provisions of the Stock Purchase Agreement are summarized below. By reason of its rights to representation on the Board of Directors of the Company as more fully discussed below, Purico expects that it will be able to influence the management and policies of the Company. However, Purico disclaims any control over the Company or its management or affairs.

          Purico or Melham may, subject to the terms of applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of preferred stock of the Company or Common Stock from time to time in open market purchases or otherwise, as each determines in its sole discretion. Neither Purico nor Melham has determined whether it will acquire additional shares or fixed any number of shares of preferred stock of the Company or Common Stock it might seek to acquire or any additional amount of money it may be willing to invest in the Company.

          Purico and Melham intend to evaluate continuously the business and business prospects of the Company, and its present and future intentions in, and intentions with respect to, the Company and at any time may decide to dispose of any or all of the shares of preferred stock or Common Stock then owned by them, subject to the terms of the Stock Purchase Agreement and applicable law.

          Stock Purchase Agreement - Board of Directors.  The Stock Purchase
          ------------------------
Agreement provides that the Company shall as of the Closing Date increase the number of directors constituting the Company's Board of Directors by one (1) director and that Mr. Puri be elected to the Board of Directors of the Company to fill such vacancy and to serve until the next annual meeting of shareholders of the Company.

          Restrictions on Certain Actions by Purico and Melham. Each of Purico, Melham and Mr. Mack agreed that, during the Standstill Period, as hereinafter defined, such person or entity will not and will cause its affiliates not to (i) directly or indirectly "solicit" proxies or become a "participant" in any "election contest" (as such terms are used in Regulation 14A under the Exchange Act relating to the election of directors of the Company or seek to advise, encourage or influence any person or entity with respect to the voting of any shares of any class of capital stock of the Company, (ii) form, join or in any way participate in a "group" (which, for purposes of the Stock Purchase Agreement, shall have the meaning set forth in Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated under the Exchange Act) with respect to any shares of any class of capital stock of the Company, or (iii) otherwise act in concert with others to seek to change the control of or exercise control over the policies, management or Board of Directors of the Company or to amend its Articles of Incorporation; provided, that Purico, Melham and Mr. Mack shall not be prohibited from voting in accordance with the recommendation of the Board of Directors of the Company on any proposal for the merger, consolidation or sale of the Company; and provided, further that nothing in this paragraph (b) will limit or restrict in any way the right of Mr. Puri to vote on any matter before the Board of Directors of the Company.

          The "Standstill Period" commenced on April 1, 1999 and shall end on the earlier of: (i) April 1, 2001; or (ii) the date on which the Board of Directors of the Company agrees to recommend (or ceases to oppose) the consummation of any unsolicited tender or exchange offer for securities representing more than 50% of the Total Voting Power of the Company, or takes any action to induce or materially facilitate such a tender or exchange offer (including by redeeming any rights outstanding under any stockholder rights plan). "Total Voting Power" with respect to the Company means the voting power in the general election of directors of the Company of all outstanding securities entitled to vote generally in the election of directors of the Company.

          Each of Purico, Melham and Mr. Mack agrees that during the Standstill Period, such person or entity shall and shall cause its direct and indirect wholly-owned subsidiaries to (a) vote all the shares of Common Stock held by them in any annual or special election of directors of the Company in favor of those nominees recommended by the management of the Company, (b) vote all shares of Common Shares held by them in any vote to consider the removal from office of a director of the Company (other than Mr. Puri) in accordance with the recommendations of the management of the Company and (c) vote all shares of the Common Stock held by them in any vote of the Common Stock or any other matter in accordance with the recommendations of the management of the Company, except with respect to a vote on any charter amendment that would eliminate or reduce the rights of the Company Common Stock.

          Registration Rights Agreement.  The Company has granted certain
          -----------------------------
registration rights to Purico, Melham and Mr. Mack which are set forth in the Registration Rights Agreement. A copy of the Registration Rights Agreement has been attached hereto and is incorporated by reference herein.

          Other than as discussed above, the Purico Group has no plans to effect:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) any change in the Company's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

          (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to those enumerated above.

          The Purico Group intends to re-evaluate continuously its proposed investment in the Company and may, based on such re-evaluation, determine at future date to change its current position with respect to any action enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Stock Purchase Agreement, Purico owns of record 929,268 shares of Common Stock (11.84% of the Common Stock) and Melham owns of record 129,065 shares of Common Stock (1.64% of the Common Stock).

          By reason of their relationship to Purico, the parties on Annexes A and B may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by Purico.

          By reason of Mr. Puri's relationship to Purico and Melham, Mr. Puri may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by Purico and Melham.

          The Purico Group has not and, to the best knowledge of the Purico Group, the persons set forth on Annexes A and B have not, effected any transaction in shares of Common Stock during the period extending from the date 60 days prior to the date hereof to the date hereof.

          To the best knowledge of the Purico Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired by Purico or Melham under the Stock Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Stock Purchase Agreement, 679,268 shares of Common Stock owned by Purico, 94,343 shares of Common Stock owned by Melham, and 75,474 shares of Common Stock owned by Mr. Mack are held in escrow. Shares of Common Stock, for purposes of the escrow, are deemed to be valued at $16.00 per share. The shares of Common Stock held in escrow are to be used to pay any indemnity amounts due the Company by Purico, Melham and Mr. Mack. The details of the escrow are set forth in the Escrow Agreement dated as of April 1, 1999 by and among Purico, Melham, Mr. Mack and the Company. A copy of the Escrow Agreement has been attached hereto and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          (i) Stock Purchase Agreement, dated as of April 1, 1999, among Purico, Melham, Mr. Mack and the Company;

          (ii) the Escrow Agreement, dated as of April 1, 1999, among Purico, Melham, Mr. Mack and the Company; and

          (iii) the Registration Rights Agreement, dated as of April 1, 1999, among Purico, Melham, Mr. Mack and the Company.

                                    ANNEXES

      A. Executive Officers, Directors and Sole Stockholder of Purico.

      B. Executive Officers, Directors and Stockholders of Clary.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999

                              PURICO (IOM) LIMITED

                              By:  /s/ John Scott
                                   _________________________
                                   Name:  John Scott
                                   Title: Director

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999

                              CLARY LIMITED

                              By:  /s/ John Scott
                                   _________________________
                                   Name:  John Scott
                                   Title: Director

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999


                              /s/ Nathu R. Puri
                              _________________________
                              Nathu R. Puri

                                    Annex A
             Executive Officers, Directors and Sole Stockholder of
                              Purico (IOM) Limited


Name and Title          Principal Occupation and Business Address    Citizenship
---------------------  --------------------------------------------  -----------

James M. Cryer         Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director               Analyst House
                       20-26 Peel Road
                       Douglas, Isle of Man  IM99 1AP

Philip E. Dearden      Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director               Analyst House
                       20-26 Peel Road
                       Douglas, Isle of Man  IM99 1AP

David A. R. Drewett    Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director, Secretary    Analyst House
                       20-26 Peel Road
                       Douglas, Isle of Man  IM99 1AP

John H. Nugent         Tax Consultant of Pannell Kerr Forster        Isle of Man
Director               Analyst House
                       20-26 Peel Road
                       Douglas, Isle of Man  IM99 1AP

John Scott             Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director               Analyst House
                       20-26 Peel Road
                       Douglas, Isle of Man  IM99 1AP

Paul A. Seaward        Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director, Secretary    Analyst House
                       20-26 Peel Road
                       Douglas, Isle of Man  IM99 1AP


        The sole stockholder of Purico (IOM) Limited is Clary Limited, a company incorporated under the laws of the Isle of Man.

                                    Annex B
               Executive Officers, Directors and Stockholders of
                                 Clary Limited


Name and Title        Principal Occupation and Business Address     Citizenship
--------------        -----------------------------------------     -----------

James M. Cryer        Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director              Analyst House
                      20-26 Peel Road
                      Douglas, Isle of Man  IM99 1AP

Philip E. Dearden     Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director              Analyst House
                      20-26 Peel Road
                      Douglas, Isle of Man  IM99 1AP

David A. R. Drewett   Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director, Secretary   Analyst House
                      20-26 Peel Road
                      Douglas, Isle of Man  IM99 1AP

John H. Nugent        Tax Consultant of Pannell Kerr Forster        Isle of Man
Director              Analyst House
                      20-26 Peel Road
                      Douglas, Isle of Man  IM99 1AP

John Scott            Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director              Analyst House
                      20-26 Peel Road
                      Douglas, Isle of Man  IM99 1AP

Paul A. Seaward       Chartered Accountant of Pannell Kerr Forster  Isle of Man
Director, Secretary   Analyst House
                      20-26 Peel Road
                      Douglas, Isle of Man  IM99 1AP


        The stockholders of Clary Limited are Nathu Ram Puri, Upendra Puri, Ashwani Puri, Alka Badhwar, Arvind Puri, Vikas Rai Nanchahal and Vivek Rai Nanchahal. Nathu Ram Puri owns of record approximately 88% of the equity securities of Clary Limited.